FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the National Securities Commission of Argentina dated May 4, 2011

TRANSLATION

ITEM 1

Buenos Aires, May 4, 2011

To the
National Securities Commission of Argentina

Ref.: 10% stock capital acquisition of YPF S.A. by Petersen Energía Inversora S.A.

We hereby inform you that, on May 4, 2011, at 4.34 p.m., YPF S.A. received a letter from Petersen Energía Inversora S.A. (“PEISA”), a company organized under the laws of the Kingdom of Spain, which notified us that on May 3, 2011, PEISA exercised the call option, referred to in the Second Shares Call Option Contract celebrated as of February 21, 2008, to purchase from Repsol YPF S.A. Repsol Exploración, S.A., Caveant S.A. and Repsol YPF Capital S.L. (REPSOL GROUP) 39,331,279 shares which represent 10% of the capital stock of YPF S.A. This exercised call option was accepted by REPSOL GROUP on May 4, 2011.

Sincerely yours,

By YPF S.A.

GUILLERMO REDA Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 5, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer